Exhibit 3.1(i)(c)

State of Delaware Secretary of State Division of Corporations Delivered 05:49 PM 06/05/2023 FILED 05:49 PM 06/05/2023 SR 20232671035 - File Number 7132402	SECOND AMENDMENT TO CERTIFICATE OF INCORPORATION OF CORTIGENT, INC.

Cortigent, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.           The name of the corporation is Cortigent, Inc. The date of the filing of its Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware was November 10, 2022 and, the date of filing of amendment to Certificate of Incorporation was March 23, 2023.

2.           The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the DGCL, duly adopted the following amendments to the Certificate of Incorporation, as amended, by adding the following new paragraph:

ARTICLE FOURTH, of the Certificate of Incorporation of the Corporation is hereby amended by adding the following new paragraph:

Upon the close of business on the date of filing of this Second Amendment to Certificate of Incorporation with the Delaware Secretary of State (the “Effective Time”) each four (4) shares of Common Stock then issued and outstanding, or held by the corporation as treasury stock immediately prior to the Effective Time shall automatically and without any action by the holder thereof or by the Corporation, be reclassified, combined, and, converted and reconstituted into one (1) validly issued share of Common Stock (the “Reverse Stock Split”). All fractional shares resulting from the Reverse Stock Split shall be rounded up to the next whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been reclassified and combined pursuant to this Amendment subject to adjustment for fractional share interests as described above. For purposes of clarity, after the Effective Time total number of shares of stock which the Corporation shall have authority to issue shall remain at 110,000,000 shares, consisting of (i) 100,000,000 shares of Common Stock, $0.001 par value per share, and (ii) 10,000,000 shares of Undesignated Preferred Stock, $0.001 par value per share.

3.           All other provisions of the Certificate of Incorporation shall remain in full force and effect.

4.           By written consent executed in accordance with Section 228 of the DGCL, the holders of all of the outstanding stock of the Corporation entitled to vote thereon, voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

5.           The said amendments to the Certificate of Incorporation were duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of this 5th day of June 2023.

By:
Name:	Jonathan Adams
Title:	Chief Executive Officer